Exhibit 1.02

Brooks Automation, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

This Conflict Minerals Report (this “Report”) of Brooks Automation, Inc. (“Brooks”, the “Company”, “we” or “us”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”).

The Company has determined that certain “conflict minerals” (as defined below) are necessary to the functionality or production of products manufactured or contracted to be manufactured by the Company. As a result, the Company conducted in good faith a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of Congo or an adjoining country, or are from recycled or scrap sources. The RCOI is more fully described below under “Due Diligence Measures”. Based on its RCOI, the Company is currently unable to determine, after exercising due diligence, whether or not any of the Company’s products contain conflict minerals necessary to the functionality or production of such products that directly or indirectly finance or benefit “armed groups” (as defined below).

For purposes of this Report, the following terms shall have the meanings ascribed to them below:

“Armed group” shall mean an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 (22 U.S.C. 2151n(d) and 2304(b)) relating to the Democratic Republic of the Congo or an adjoining country;

“Conflict minerals” shall mean columbite-tantalite (coltran), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten; and

“DRC conflict free” shall mean that a product does not contain conflict minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country.

The reader is also referred to Rule 13p-1 and to SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for further information about terms used in this Report. As required by Form SD and Rule 13p-1, this Report will: (1) provide background information on the Company and its products; and (2) describe and summarize the measures the Company has taken to exercise due diligence on the source and chain of custody on any conflict minerals used in the manufacture of the Company’s products.

Background and Company Overview; Products Addressed by Report

Brooks is a leading worldwide provider of automation and cryogenic solutions for multiple markets including semiconductor manufacturing and life sciences. In the semiconductor industry, Brooks specializes in developing and building automation systems and components designed to move silicon wafers into and out of different vacuum-based and/or atmospheric-based process chambers. Brooks also produces high vacuum pumps and instrumentation which are required in certain process steps to create and to optimize the process environment by maintaining pressure consistency of the known process gas. For the life science markets, Brooks provides automated sample management platforms that store samples (e.g., nucleic acid, blood, drug compounds, biological tissue, etc.) in a controlled environment and automate the process (vials are typically stored in racks or plates) of the subsequent retrieval of specifically selected samples from those racks or plates. Brooks also provides equipment for sealing and de-sealing samples stored on plates and automated cappers and de-cappers for samples stored in tubes, as well as consumables in the form of sample plates, micro-plates and tubes.

As a manufacturer of semiconductor capital equipment and instruments and life sciences automated sample management systems, many of our products contain electronic devices and printed circuit boards (PCBs) that are likely to contain one or more metals derived from conflict minerals. Specifically, electronic components on PCBs (and microprocessors contained therein) are likely to contain tin, tantalum, tungsten and gold. In addition, power and communications cables used in our products are likely to contain tin, both in the form of tin-plated wires and tin soldering.

Due Diligence Measures

The measures we have taken to exercise due diligence on the source and chain of custody of conflict minerals contained in our products are consistent with the due diligence framework established by the Organization for Economic Development (OECD) and set forth in the 2nd edition of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”), specifically as it relates to our position in the supply chain as a “downstream” purchaser. As such, our due diligence measures can only provide reasonable, not absolute, assurance regarding the source and chain of custody of conflict minerals.

The OECD Guidance sets forth a 5-step framework for risk-based due diligence, which is set forth below along with a description of our due diligence efforts pertaining to each step.

1.Establish Strong Company Management Systems

We have established strong company management systems through (i) the adoption and communication to our suppliers and the public of Company policies with respect to conflict minerals, (ii) the structuring of internal management to support the due diligence process, and (iii) an increased engagement with our suppliers, each as more fully described below. In addition, Brooks will continue to strengthen its management systems relating to this topic as its due diligence progresses.

Company Policies

Brooks adopted the following two separate policies, both of which are publicly available on the Company’s website at www.brooks.com:

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Supply Chain Social and Environmental Responsibility Policy - This policy states, among other things, that the Company’s suppliers are expected to ensure that the parts and products supplied to the Company are DRC conflict free and instructs suppliers to establish policies, due diligence frameworks, and management systems, consistent with the OECD Guidance, that are designed to accomplish this goal.

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Policy on Conflict Minerals - This states that it is the Company’s policy not to do business with suppliers who source minerals or metals that are known or are believed to have originated from the DRC or adjoining countries or are designated as “Not DRC Conflict-Free”.

Internal Management

As part of our management systems, we have assembled a Conflict Minerals Committee, made up of senior level employees across several different functions including legal, engineering, finance and operations. The Conflict Minerals Committee is responsible for implementing our conflict minerals compliance strategy and is led by our Vice President, General Counsel & Secretary, who acts as the conflict minerals program manager. Senior management and our Board of Directors are kept apprised of our due diligence efforts.

Supplier Engagement

As a part of our compliance efforts, we have increased our level of engagement with our suppliers. In the course of requesting and collecting data from our suppliers, we have communicated to those suppliers our Supply Chain Social and Environmental Responsibility Policy and our Policy on Conflict Minerals. In addition, we have begun to include provisions in our contracts with suppliers describing our position on conflict minerals and requiring the provision of information that would allow us to determine their level of compliance.

2.Identify and Asses Risk in the Supply Chain

We conducted a reasonable country of origin inquiry (RCOI) to identify and assess risk in our supply chain. Below is a summary of our RCOI, including a description of the scope of our inquiry, the steps taken to perform the inquiry and our analysis and conclusion based on the information received in the inquiry.
Scope
Since the Company does not source any conflict minerals directly (other than small amounts of tin used for soldering), the Conflict Minerals Committee determined that the primary scope for the RCOI would be the Company’s supply chain, which consists of over 1,500 separate suppliers. In consultation with members of the Company’s supply chain management, the Conflict Minerals Committee initially identified 72 suppliers who provided the Company with products (PCBs and cables) believed to be most likely to contain conflict minerals. This initial list of 72 suppliers was limited to suppliers managed out of the Company’s Chelmsford, Massachusetts headquarters. Using criteria established by the Conflict Minerals Committee regarding volume of supply and transaction history, the 72 suppliers were narrowed down to 27 suppliers with whom the Company had a continuing and material supply relationship. The Conflict Minerals Committee asked the Company’s supply chain management to apply the same criteria to determine any other suppliers in scope that were managed out of the Company’s other primary locations. As a result, an additional 25 suppliers, for a total of 52 suppliers (hereinafter referred to as the “Primary Suppliers”), were included in the initial scope of the Company’s RCOI.

In addition to the Primary Suppliers, the Company included in scope approximately 47 other suppliers who had indicated, in response to a widely disseminated supplier survey that their products contained conflict minerals. The volume and transaction history criteria were not applied to this additional group of suppliers. In total, approximately 99 suppliers were included in the scope of the Company’s RCOI (the “In-Scope Suppliers”).

Inquiry
To perform the inquiry of the In-Scope Suppliers, we used the standard Conflict Minerals Reporting Template (the “Template”) developed by the Conflict Free Sourcing Initiative (CFSI), founded by members of the Electronic Industry Citizenship Coalition, Incorporated (EICC®) and the Global e-Sustainability Initiative (GeSI). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training materials illustrating the use of the tool are available on CFSI’s website. We understand that the Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

In October, 2013, we began contacting the In-Scope Suppliers. Our communications were initially targeted at the Primary Suppliers and were designed to: (i) explain and describe the new conflict minerals regulations; (ii) communicate the Company’s Policy on Conflict Minerals; and (iii) request the return of a completed Template. The communication outreach to In-Scope Suppliers continued through April 2014 and resulted in our receipt of the following information:

Primary Suppliers:

Template Response	Number of Responses	%
Provided a Response	39 out of 52	75%
Indicated that no conflict minerals were used in products	5 out of 39	13%
Indicated that one or more conflict minerals were used	34 out of 39	87%
Indicated that they were unable to determine country of origin of conflict minerals	23 out of 39	59%
Indicated that conflict minerals originated in DRC or adjoining country	2 out of 39	5%

In-Scope Suppliers (including Primary Suppliers):

Template Response	Number of Responses	%
Provided a Response	86 out of 99	87%
Indicated that no conflict minerals were used in products	8 out of 86,	9%
Indicated that one or more conflict minerals were used	78 out of 86	90%
Indicated that they were unable to determine country of origin of conflict minerals	45 out of 86	52%
Indicated that conflict minerals originated in DRC or adjoining country	2 out of 86	2%
Total number of smelters identified	898	N/A

Smelters or Refiners Identified:

At Brooks, we adopted the CFSI’s industry approach and traced back the origin of conflict minerals by identifying smelters, refineries or recyclers and scrap supplier sources. We leveraged CFSI and its Conflict Free Smelter (CFS) program to trace the mine of origin of the conflict minerals to their ore level. The CFS program audits smelters and refineries to ensure that all certified smelters and refineries only use ores that are considered to be conflict free from the DRC and covered countries.

As the result of our due diligence survey, our supply chain identified 898 smelters and refinery names. Of those, 70 are on the list of CFSI's certified Conflict Free Smelters (CFS) and considered to be conflict free, and with respect to the other 828, the CFSI has not provided an opinion as to whether or not the minerals procured from these smelters and refineries originate from the DRC or surrounding countries.

Analysis and RCOI Conclusion
Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting the methodology outlined by the CFSI’s joint industry programs and requiring our supply chain to report to us using the Template, we have determined that the smelters and refiners we gathered from our supply chain represents the most reasonable known mine of origin information available. As noted above, two of our In-Scope Suppliers affirmatively responded that certain of the conflict minerals contained in their products originated from mines in the DRC or an adjoining country. However, in both cases, the smelter identified by such supplier as processing the conflict minerals was listed as a certified Conflict Free Smelter.

Notwithstanding our reasonable and good faith diligence efforts, the overwhelming majority of our In-Scope Suppliers are currently unable to determine the origin of its conflict minerals. In most cases, we understand this is because those suppliers have not received adequate information from their supply chain. As a result, we are currently unable to determine with confidence whether or not any of the Company’s products contain conflict minerals necessary to the functionality or production of such products that directly or indirectly finance or benefit armed groups.

3.Design and Implement a Strategy to Respond to Identified Risks

Brooks will continue to enhance its due diligence process and will work with suppliers to improve the quality of data they collect. We will also continue to identify suppliers who are sourcing from non-Conflict Free smelters and use our leverage and influence to have them move towards using Conflict Free smelters within a reasonable time frame. The time frame will be dependent on a number of factors, including the criticality of the specific part to our business and the availability of alternative suppliers.

4.Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Brooks does not have a direct relationship with conflict minerals smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain with the conflict minerals. However, we do rely upon industry (for example, EICC and CFSI) efforts to influence smelters and refineries to become audited and certified through CFSI’s CFS program.

5.Report on supply chain due diligence and results

In addition to this report, for further information about our Supply Chain Social and Environmental Responsibility Policy and Policy on Conflict Minerals, please go to: http://www.brooks.com/company/about-brooks/corporate-responsibility.
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